Exhibit 99.3

CONSENT OF MOHAMMAD NOURPOUR

Feb 11, 2022

To: United States Securities and Exchange Commission (the "SEC")

Re: Great Panther Mining Ltd. (the "Company") Registration Statement on Form F-10 (including any amendments thereto, the "Registration Statement")

I hereby consent to the inclusion in the news release of the Company dated February 11, 2022 (the "News Release") of references to the undersigned's name with respect to the disclosure of scientific and technical information contained in the News Release (the "Technical Information"). I further consent to the incorporation by reference in the Company's Registration Statement, filed with the SEC, of the references to my name and the Technical Information in the News Release.

This consent extends to any amendments to the Registration Statement, including any post-effective amendments.

Yours truly,

(s) Mohammad Nourpour

Mohammad Nourpour, P. Geo.